Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@eversheds-sutherland.com

January 7, 2020

VIA EDGAR

John M. Ganley, Esq., Senior Counsel
Megan Miller, Senior Accountant
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     OFS Credit Company, Inc.
Registration Statement on Form N-2 (File Nos. 333-234420 and 811-23299)

Dear Mr. Ganley and Ms. Miller:
On behalf of OFS Credit Company, Inc. (the “Fund”), set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on November 12, 2019 and December 6, 2019 regarding the Fund’s Registration Statement on Form N-2 (File Nos. 333-234420 and 811-23299) (the “Registration Statement”) and the prospectus contained therein (the “Prospectus”). The Staff’s comments are set forth below in italics and are followed by the Fund’s responses.

Legal Comments

1.
Page 9 of the Prospectus contains the following disclosure: "When not relying on exemptive relief from the SEC that permits us to co-invest in portfolio companies with certain other funds managed by OFS Advisor provided we comply with certain conditions (the "Order"), priority as to opportunities will generally be given to clients that are in their “ramp-up” period, or the period during which the account has yet to reach sufficient scale such that its investment income covers its operating expenses, over the accounts that are outside their ramp-up period but still within their investment or re-investment periods." Please explain in correspondence why this policy is appropriate and consistent with OFS Advisor's fiduciary duties.

Response: On October 12, 2016, OFS Advisor and certain funds that it manages received exemptive relief (the “Order”) from the SEC that permits the Fund to co-invest in portfolio companies with certain other funds managed by OFS Advisor provided that the conditions of the Order are complied with. The Order places no restrictions on how investments that are not made in reliance on the Order are allocated. Consistent with industry practice, when not relying on the Order, OFS Advisor relies on its investment allocation policy to allocate investments to the funds that it manages.
OFS Advisor's investment allocation policy generally gives priority to any fund that is in a ramp-up period over accounts that are outside their ramp-up period but still within their investment or re-investment periods (“standard accounts”) because standard accounts have already developed a base of assets to manage and do not have as much available capital to allocate.  Accounts that are in a ramp-up period are still in the process of building a base of assets to manage and have more available capital to allocate, and therefore have priority until they are considered a standard account. Pursuant to OFS Advisor's investment allocation policy, the Fund will generally have priority over other standard accounts until it is outside of its ramp-up period. Once the Fund has developed a base of assets, which it can accomplish on a faster timeline if it has priority, then it will be outside of its ramp-up period and other new funds that are in their ramp-up periods will generally have priority as they build up their bases of assets. When making investment allocation determinations, OFS Advisor may take other relevant or appropriate factors into consideration that may result in the allocation of an investment opportunity to a fund no longer in its ramp-up period over a fund that is still within its ramp-up period. OFS Advisor has determined that this method of investment allocation is reasonable and fair to all of its clients and is consistent with its fiduciary duty to all of its clients. Additionally, OFS Advisor has clearly disclosed its investment allocation policy, including the general practice of giving priority to clients that are in their “ramp-up period," in its Form ADV and in public filings of the funds it manages.

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2.
Page 11 of the Prospectus indicates that certain distributions to stockholders may represent a return of capital. Please add disclosure explaining the term "return of capital" and the associated tax effects of a return of capital.

Response: The Fund has revised page 11 of the Prospectus in accordance with the Staff's comment.

3.	Please revise the percentages in the fees and expenses table to be rounded to two decimal places.
Response: The Fund has revised the percentages in the fees and expenses table in accordance with the Staff's comment.

4.
The management fee payable to OFS Advisor is calculated on the Fund's Total Equity Base, which is defined as the NAV of shares of the Fund's common stock and the paid-in capital of the Fund's preferred stock. Please consider whether disclosure should be added to the Prospectus to address the potential that OFS Advisor may have a preference to issue preferred stock rather than issuing debt securities.

Response: The Fund has considered the Staff's comment and respectfully advises the Staff that it does not believe additional disclosure is necessary regarding this point. The decision to commence any offering of the Fund's securities (including but not limited to preferred stock or debt securities) is based on a variety of factors including market conditions, changes in interest rates, new regulations and other forces, and will not be based only on the management fee payable to OFS Advisor.

5.	Please include a dilution example in the form-of prospectus supplement covering subscription rights.
Response: The Fund has included a dilution example in the form-of prospectus supplement covering subscription rights in accordance with the Staff's comment.

6.
Page 56 of the Prospectus includes a table depicting a representative capital structure for a company issuing a senior secured loan. Please add disclosure to the narrative following the table indicating that there is no assurance that all companies in which the Fund invests will have this type of cushion provided by subordinated debt and equity capital.

Response: The Fund has revised page 56 of the Prospectus in accordance with the Staff's comment.

7.
Pages 56 and 57 of the Prospectus includes disclosure of the average lagging default rate of senior secured loans included in CLO portfolios. Please add disclosure indicating that there are no assurances that this average default rate will not increase.

Response: The Fund has revised page 57 of the Prospectus in accordance with the Staff's comment.

8.
Page 68 of the Prospectus includes the following disclosure describing the Fund's investment in senior secured loans: "We obtain security interests in the assets of the borrowers as collateral in support of the repayment of these loans (in certain cases, subject to a payment waterfall). The collateral takes the form of first-priority liens on specified assets of the borrower and, typically, first-priority pledges of the ownership interests in the borrower." Please add disclosure indicating that when the Fund enters into an agreement amongst lenders that it may not be in a first-out position.

Response: The Fund has revised page 68 of the Prospectus in accordance with the Staff's comment.

9.	Page 112 of the Prospectus indicates that Fund is "permitted, under specified conditions, to issue multiple classes of indebtedness." Please replace the word "classes" with the word "series."
Response: The Fund has revised page 112 of the Prospectus in accordance with the Staff's comment.

10.
Page 112 of the Prospectus contains the following sentence: "We expect that we will usually issue debt securities in book entry only form represented by global securities." Please add a cross reference to the "global securities" section at the end of this sentence.

Response: The Fund has revised page 112 of the Prospectus in accordance with the Staff's comment.

11.
Page 114 of the Prospectus indicates that if the Fund redeems less than all of the debt securities of a particular series being redeemed, DTC's practice is to determine by lot the amount to be redeemed from each of its participants holding that series. Please explain why it is appropriate for DTC and not the Fund to determine the process by which debt securities are redeemed.

Response: The Fund has revised page 114 of the Prospectus to indicate that the Fund will typically follow DTC's practice by which debt securities are redeemed, but is not required to do so.

12.
Page 120 of the Prospectus includes the following disclosure: "If this prospectus is being delivered in connection with the offering of a series of indenture securities denominated as subordinated debt securities, the accompanying prospectus supplement will set forth the approximate amount of our senior indebtedness outstanding as of a recent date." Please explain how the issuance of subordinated debt securities is consistent with Section 18(c) of the 1940 Act, or remove this and related disclosure.

Response: The Fund has removed this disclosure in accordance with the Staff's comment.

13.
Please consider whether the paragraph on page 121 of the Prospectus titled "Certain Considerations Relating to Foreign Currencies" is relevant in connection with a discussion of debt securities that the Fund will issue.

Response: The Fund has removed this disclosure in accordance with the Staff's comment.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

14.
Page 123 of the Prospectus includes the following disclosure: "We currently anticipate incurring leverage in an amount of approximately 50% of our total assets over the next twelve months of operations." Please add a plain English explanation of this sentence (i.e. by presenting a dollar amount of leverage for every $1 of equity).

Response: The Fund has revised page 123 of the Prospectus in accordance with the Staff's comment.
Accounting Comments

1.
Please revise the first line of the Senior Securities table to present information as of April 30, 2019, as Form N-2 only requires interim senior securities information to be presented for the period between the end of the fund’s latest fiscal year and the date of the fund’s latest balance sheet or statement of assets and liabilities.

Response: The Fund has revised the Senior Securities table to present information as of October 31, 2019, the end of the fund's latest fiscal year and latest balance sheet, in accordance with the Staff's comment.

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If you have any questions or additional comments concerning the foregoing, please contact Vlad Bulkin at (202) 383-0815 or the undersigned at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus

cc:    Vlad M. Bulkin

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.